

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2025

Cameron Frymyer
Executive Vice President and Chief Financial Officer
Babcock & Wilcox Enterprises, Inc.
1200 East Market Street, Suite 650
Akron, OH 44305

      **Re:  Babcock & Wilcox Enterprises, Inc.**
            **Form 10-K for the Fiscal Year Ended December 31, 2024**
            **Filed March 31, 2025**
            **File No. 001-36876**

Dear Cameron Frymyer:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Manufacturing